UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


                                (Amendment No. 9)

                         Thermo Instrument Systems Inc.
                         -----------------------------
                                (Name of Issuer)

                     Common Stock, par value $.10 per share
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  883559 10 6
                                 --------------
                                 (CUSIP Number

                             Seth H. Hoogasian, Esq.
                                 General Counsel
                                 (781) 622-1000

                           Thermo Electron Corporation
                                 81 Wyman Street
                             Waltham, MA 02454-9046

--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                             and Communications)

                                January 31, 2000
--------------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

--------------------------------------------------------------------------------
            1              NAME OF REPORTING PERSON
                           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Thermo Electron Corporation
                           IRS No. 04-2209186

--------------------------------------------------------------------------------
            2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A
                           GROUP*

                                                                       (a) [   ]
                                                                       (b) [   ]

--------------------------------------------------------------------------------
            3              SEC USE ONLY

--------------------------------------------------------------------------------
            4              SOURCE OF FUNDS*

                           WC; OO

--------------------------------------------------------------------------------
            5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
                           IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                           [   ]

--------------------------------------------------------------------------------
            6              CITIZENSHIP OR PLACE OF ORGANIZATION

                           State of Delaware

--------------------------------------------------------------------------------
 NUMBER OF SHARES     7    SOLE VOTING POWER
   BENEFICIALLY
  OWNED BY EACH            104,356,011
 REPORTING PERSON
       WITH
--------------------------------------------------------------------------------
                      8    SHARED VOTING POWER

                           0
--------------------------------------------------------------------------------
                      9    SOLE DISPOSITIVE POWER


                           104,356,011

--------------------------------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER


                           0
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
            11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                           REPORTING PERSON

                           104,356,011

--------------------------------------------------------------------------------
            12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                           EXCLUDES CERTAIN SHARES*                        [   ]

--------------------------------------------------------------------------------
            13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           87.8%
--------------------------------------------------------------------------------
            14             TYPE OF REPORTING PERSON *

                           CO

--------------------------------------------------------------------------------

     Thermo Electron Corporation hereby amends its statement on Schedule 13D relating to the shares (the "Shares") of common stock, par value $.10 per share, of Thermo Instrument Systems Inc. (the "Issuer"), as set forth below.

Item 2.     Identity and Background

     Item 2 is hereby amended and restated in its entirety as follows:

     This  Amendment  is  being  filed  by  Thermo  Electron   Corporation  (the
"Reporting Person"), pursuant to Rule 13d-2, to reflect a change in the information previously reported under Items 4 and 6 of this Schedule 13D.

     Through the largest of its four operating segments, measurement and detection, the Reporting Person is a leading provider of analytical and monitoring instruments used in everything from life sciences research to food and beverage production. The Reporting Person serves the healthcare market through its biomedical segment and is a recognized leader in heart-assist devices, respiratory-care equipment, neurodiagnostics, and mammography systems. Through its energy and environment segment, the Reporting Person develops and operates power plants and offers a range of environmental consulting and resource management services. The Reporting Person is also a major producer of paper-recycling equipment and provides water-clarification and fiber-recovery products and services through its recycling and resource recovery segment. In addition, the Reporting Person conducts a broad range of advanced technology R&D.

     The  principal  business  address  and  principal  office  address  of  the
Reporting  Person,  a  Delaware  corporation,   is  81  Wyman  Street,  Waltham,
Massachusetts 02454-9046.

     Appendix A attached to this Amendment sets forth with respect to each executive officer and director of the Reporting Person his or her (a) name; (b) residence or business address; (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (d) citizenship. To the knowledge of the Reporting Person, there is no person who may be deemed to be a controlling person of the Reporting Person.

     During the last five years, neither the Reporting Person nor (to the knowledge of the Reporting Person) any executive officer or director of the Reporting Person has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

     During the last five years, neither the Reporting Person nor (to the knowledge of the Reporting Person) any executive officer or director of the Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgement, decree or final order (i) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) finding a violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration.

     The Reporting Person has expended approximately $30,000,000 in purchasing Shares of the Issuer since the Reporting Person's last filing on Schedule 13D. These funds were paid out of the Reporting Person's working capital. Any funds necessary in connection with the proposed transactions described in Item 4 below will be paid out of the Reporting Person's working capital. In addition, the Reporting Person will issue shares of its common stock in exchange for Shares pursuant to a transaction described in Item 4 below.

Item 4.     Purpose of Transaction

     Item 4 is hereby amended and restated in its entirety as follows:

     On January 31, 2000, the Reporting Person issued a press release in which it stated that it proposes to take the Issuer private. In addition, the Issuer will make cash tender offers for its majority-owned subsidiaries Thermo BioAnalysis Corporation (at $28.00 per share), ONIX Systems Inc. (at $9.00 per share), and Metrika Systems Corporation (at $9.00 per share), in order to bring its own equity interest in each of these companies to at least 90%. If successful, Thermo BioAnalysis, ONIX Systems, and Metrika Systems would then be spun in to the Issuer through a short-form merger at the same cash prices as the tender offers. Because the Issuer currently owns more than 90% of the outstanding shares of common stock of each of Thermo Optek Corporation and ThermoQuest Corporation, these two companies are expected to be spun in for cash through a short-form merger at $15.00 and $17.00 per share, respectively.

     Thermo Instrument currently owns approximately 67.3%, 70.5%, and 80.3% of the outstanding shares of Thermo BioAnalysis, Metrika Systems and ONIX Systems common stock, respectively. The Reporting Person, which currently directly owns approximately 20.8%, 8.5%, and 2.1% of the outstanding shares of Thermo BioAnalysis, Metrika Systems, and ONIX Systems, respectively, will tender its shares to Thermo Instrument in the tender offers.

     Following the tender offers, the Issuer, in turn, would be taken private. The Reporting Person has announced that it plans to conduct an exchange offer for any and all of the outstanding Shares held by minority shareholders. In the exchange offer, holders of Shares will receive shares of the Reporting Person's common stock in exchange for their Shares. The Reporting Person expects to announce the exchange ratio for this transaction shortly after the Issuer conducts the tender offers for Thermo BioAnalysis, ONIX Systems and Metrika Systems.

     The Reporting Person, which currently owns approximately 87.8% of the outstanding Shares, will condition the exchange offer on receiving acceptances from holders of enough Shares so that, when combined with the Reporting Person's current share ownership, the Reporting Person's ownership reaches at least 90%. If the Reporting Person achieves this 90% ownership threshold, the Reporting Person will acquire all remaining outstanding Shares through a short-form merger. In the short-form merger, minority shareholders who do not participate in the exchange offer would also receive shares of the Reporting Person's common stock in exchange for their Shares at the same ratio.

     The tender offers and exchange offer will require Securities and Exchange Commission clearance of necessary filings; the exchange offer will require establishment of the exchange ratio. The short-form merger involving the Issuer would not require approval by the Issuer's board of directors or shareholders. In addition, depending on the exchange ratio that is set and the number of the Reporting Person's shares outstanding at the time of the transaction, the issuance of the Reporting Person's common stock in the exchange offer may require approval by the Reporting Person's shareholders, under New York Stock Exchange rules.

     Except as set forth in this Item 4 and Item 6, neither the Reporting Person nor, to the Reporting Person's knowledge, any of the executive officers or directors of the Reporting Person has any current plans or proposals which relate to or would result in any of the actions specified in clauses (a) through
(j) of Item 4 of Schedule 13D, although the Reporting Person and such other persons do not rule out the possibility of effecting or seeking to effect any such actions in the future.

Item 5.     Interest in Securities of the Issuer.

     Items 5 (a) - (c) are hereby amended and restated in their entirety as follows:

     (a) The Reporting Person beneficially owns 104,356,011 Shares, or approximately 87.8% of the outstanding Shares. To the knowledge of the Reporting Person, the executive officers and directors of the Reporting Person beneficially own an aggregate of 1,207,763 Shares or approximately 1.0% of the outstanding Shares. To the knowledge of the Reporting Person, the Shares beneficially owned by all executive officers and directors of the Reporting Person include 893,695 Shares that such persons have the right to acquire within 60 days through the exercise of stock options. Ownership information for each executive officer and director of the Reporting Person, as of January 1, 2000, is set forth below.

Name                                            Number of Shares(1)
----                                            -------------------
Samuel W. Bodman                                              0
Peter O. Crisp                                            2,343
Elias P. Gyftopoulos                                     78,843
George N. Hatsopoulos                                   193,208
John N. Hatsopoulos                                      96,106
Brian D. Holt                                                 0
Frank Jungers                                            27,152
John T. Keiser                                          154,212
Paul F. Kelleher                                         30,397
Earl R. Lewis                                           419,833
Robert A. McCabe                                         47,586
Theo Melas-Kyriazi                                      135,581
Robert W. O'Leary                                             0
Hutham S. Olayan                                          2,343
William A. Rainville                                     14,066
Richard F. Syron                                              0
Roger D. Wellington                                       6,093
All directors and current executive                   1,207,763
officers as a group (17 persons)

(1) Shares reported as beneficially owned by Mr. Crisp, Dr. Gyftopoulos, Dr. G. Hatsopoulos, Mr. J. Hatsopoulos, Mr. Jungers, Mr. Keiser, Mr. Kelleher, Mr. Lewis, Mr. McCabe, Mr. Melas-Kyriazi, Ms. Olayan, Mr. Rainville, Mr. Wellington and all directors and executive officers as a group include 2,343, 30,587, 131,254, 87,192, 10,777, 70,312, 25,783, 392,415, 7,259, 117,021, 2,343, 14,066,
2,343 and 893,695 Shares, respectively, that such person or members of the group have the right to acquire within 60 days.

     While certain directors and executive officers of the Reporting Person are also directors and officers of the Issuer, all such persons disclaim beneficial ownership of the Shares owned by the Reporting Person.

     (b) The Reporting Person and the executive officers and directors of the Reporting Person have the sole power to vote and dispose of the Shares each such person owns, except as follows: Shares beneficially owned by Dr. G. Hatsopoulos, Mr. J. Hatsopoulos, Mr. Kelleher and all directors and current executive officers as a group include 598, 661, 495 and 1,754 full Shares, respectively, allocated to their respective accounts maintained pursuant to the Reporting Person's employee stock ownership plan ("ESOP"). Shares beneficially owned by Mr. Jungers, Mr. McCabe and all directors and current executive officers as a group include 13,563, 8,908 and 22,471 Shares, respectively, allocated to their respective accounts maintained pursuant to the Issuer's deferred compensation plan for directors. Shares beneficially owned by Dr. G. Hatsopoulos include 26,773 Shares held by his spouse. Shares beneficially owned by Mr. Lewis include 2,987 Shares held by his spouse.

     (c) The Reporting Person has effected no transactions with respect to the Shares during the past 60 days. To the knowledge of the Reporting Person, the executive officers and directors of the Reporting Person have effected no transactions in the Shares in the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

     The first two paragraphs of Item 6 are hereby amended and restated in their entirety as follows:

     As set forth in Item 4 hereof, the Reporting Person has announced that it proposes to take the Issuer private. In addition, the Reporting Person has announced that the Issuer will make cash tender offers for Thermo BioAnalysis, Metrika Systems and ONIX Systems, and is expected to spin-in Thermo Optek and ThermoQuest by means of short-form mergers.

     Of the 104,356,011 Shares beneficially owned by the Reporting Person, 40,452 Shares are subject to options to acquire such Shares granted by the Reporting Person pursuant to its director and employee stock option plans. The executive officers and directors of the Reporting Person have the right, pursuant to such options, to acquire 7,029 Shares. In addition, the following executive officers and directors of the Reporting Person have the right to acquire shares from the Issuer pursuant to the Issuer's director and employee stock option plans: Dr. Elias Gyftopoulos has the right to acquire 30,587 Shares wuthin 60 days; Dr. George N. Hatsopoulos has the right to acquire 131,254 Shares within 60 days; Mr. John N. Hatsopoulos has the right to acquire 87,192 Shares within 60 days; Mr. Frank Jungers has the right to acquire 10,777 Shares within 60 days; Mr. John T. Keiser has the right to acquire 70,312 Shares within 60 days; Mr. Paul F. Kelleher has the right to acquire 25,783 Shares within 60 days; Mr. Earl R. Lewis has the right to acquire 392,415 Shares within 60 days; Mr. McCabe has the right to acquire 7,259 Shares within 60 days; Mr. Theo Melas-Kyriazi has the right to acquire 117,021 Shares within 60 days; and Mr. William A. Rainville has the right to acquire 14,066 Shares within 60 days.

Signature

     After reasonable inquiry and to the best of its knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.


Date: February 1, 2000                  THERMO ELECTRON CORPORATION

                                        By:  /s/ Theo Melas-Kyriazi
                                             ----------------------------------
                                             Theo Melas-Kyriazi
                                             Vice President and Chief
                                             Financial Officer

Appendix A is hereby amended and restated in its entirety as follows:

                                   APPENDIX A

     The following individuals are executive officers or directors of Thermo Electron Corporation ("Thermo Electron"). Unless otherwise noted, all such individuals are citizens of the United States. Unless otherwise noted, the business address of each executive officer and director of Thermo Electron is 81 Wyman Street, Waltham, Massachusetts 02454-9046.

Samuel W. Bodman:                            Director, Thermo Electron

     Mr. Bodman is Chairman and Chief Executive Officer of Cabot Corporation, a manufacturer of specialty chemicals and materials. His business address is Cabot Corporation, 75 State Street, Boston, Massachusetts 02109.

Peter O. Crisp:                              Director, Thermo Electron

     Mr. Crisp was, until September 1997, a General Partner of Venrock Associates, a venture capital investment firm. He has been the vice chairman of Rockefeller Financial Services, Inc. since December 1997.

Elias P. Gyftopoulos:                        Director, Thermo Electron

     Dr. Gyftopoulos is Professor Emeritus of the Massachusetts Institute of Technology. His business address is Massachusetts Institute of Technology, Room 24-109, 77 Massachusetts Avenue, Cambridge, Massachusetts 02139.

Frank Jungers:                               Director, Thermo Electron

     Mr. Jungers is a consultant on business and energy matters. His business address is 822 NW Murray, Suite 242, Portland, Oregon 97229.

Robert A. McCabe:                            Director, Thermo Electron

     Mr.  McCabe is  Chairman  of Pilot  Capital  Corporation,  a firm  which is
engaged  in  private   investments.   His  business  address  is  Pilot  Capital
Corporation, 444 Madison Avenue, Suite 2103, New York, New York 10022.

Robert W. O'Leary:                           Director, Thermo Electron

     Mr. O'Leary is the President and Chairman of Premier, Inc., a strategic alliance of not-for-profit health care and hospital systems. His business address is Premier, Inc., 12225 El Camino Real, San Diego, California 92130.



Hutham S. Olayan:                            Director, Thermo Electron

     Ms. Olayan is the President and a director of Olayan America Corporation, a firm engaged in private investments, including real estate, and advisory services. Her business address is Suite 1100, 505 Park Avenue, New York, New York 10022. Ms. Olayan is a citizen of Saudi Arabia.

Roger D. Wellington:                         Director, Thermo Electron

     Mr. Wellington is the President and Chief Executive Officer of Wellington Consultants, Inc. and of Wellington Associates, Inc., international business consulting firms.

Richard F. Syron:                            President, Chief Executive Officer
                                             and Chairman of the Board, Thermo
                                             Electron
George N. Hatsopoulos:                       Director and Chairman Emeritus,
                                             Thermo Electron
John N. Hatsopoulos:                         Director and Vice Chairman of the
                                             Board, Thermo Electron
Theo Melas-Kyriazi:                          Vice President and Chief Financial
                                             Officer, Thermo Electron
Mr. Melas-Kyriazi is a citizen of Greece.
Brian D. Holt:                               Chief Operating Officer, Energy and
                                             Environment, Thermo Electron
John T. Keiser:                              Chief Operating Officer,
                                             Biomedical, Thermo Electron
Earl R. Lewis:                               Chief Operating Officer,
                                             Measurement and Detection, Thermo
                                             Electron
William A. Rainville:                        Chief Operating Officer, Recycling
                                             and Resource Recovery, Thermo
                                             Electron
Paul F. Kelleher:                            Senior Vice President, Finance &
                                             Administration and Chief Accounting
                                             Officer, Thermo Electron